MAGNOLIA OIL & GAS CORPORATION

Nine Greenway Plaza, Suite 1300

Houston, Texas 77046

Phone: (713) 842-9050

July 1, 2019

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar

Re:

Request for Acceleration of Effectiveness of Registration Statement on Form S-4/A (File No. 333-232003) (the “Registration Statement”) of Magnolia Oil & Gas Corporation, a Delaware corporation (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above captioned Registration Statement be accelerated so that the Registration Statement will become effective on July 3, 2019 at 4:00 p.m., New York time, or as soon thereafter as practicable, unless the Registrant notifies you otherwise prior to such time.

(Signature Page Follows)

Very truly yours,

MAGNOLIA OIL & GAS CORPORATION

By:	/s/ Timothy D. Yang
Name:	Timothy D. Yang
Title:	Vice President, General Counsel and Secretary

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.

Sarah K. Morgan, Vinson & Elkins L.L.P.